Mail Stop 4561

October 29, 2008

Mr. Edward H. Blankenship
Senior Vice President of Finance, Chief Financial Officer
Avocent Corporation
4991 Corporate Drive
Huntsville, Alabama 35805

> **Re: Avocent Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed February 21, 2008**
>
> **Forms 10-Q for the Fiscal Quarters Ended**
> **March 31, 2008 and June 30, 2008**
>
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 25, 2008**
>
> **File No. 000-30575**

Dear Mr. Blankenship:

        We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2007

Business

General

1. We note your disclosure in the risk factor on page 27 entitled "Unforeseen environmental costs could negatively affect our future earnings" in which you state that you could face "significant" costs and liabilities for environmental compliance. We also note the increase in product costs due to environmental compliance offset increases in gross margins in 2006, as stated on page 43. Ensure that you have complied with Item 101(c)(1)(xii) in regard to the material effects that compliance with environmental regulations may have upon your capital expenditures, earnings and competitive position.

Customers, page 9

2. We note your disclosure in regard to Dell, Hewlett-Packard and Tech Data accounting for 13%, 12% and 11% of your net sales in 2007, and greater amounts in 2006 and 2005. State whether you have agreements with these companies, and if so, disclose the material terms. If there are agreements, please also provide an analysis for each agreement as to why it does not need to be filed under Item 601(b)(10) of Regulation S-K.

Manufacturing, page 11

3. You indicate that some of the components for your products are available from a single supplier or a limited number of suppliers. Expand your discussion to identify, if material, these components and the suppliers, and the effect on your operations if such suppliers would no longer be available.

Proprietary Technology, page 12

4. We note your statement on page 10 that your future success will depend in large part upon the continued innovative application of third-party software or technologies. Ensure that you have provided the information required by Item 101(c)(1)(iv) of Regulation S-K, including the importance, duration and effect on your operations of any third party licenses.

Legal Proceedings, page 31

5. If material, state the amount of your claim against TFS Electronic Manufacturing Services, Inc. In addition, state the amount of your claim for indemnification

from the LANDesk escrow account in regard to the Gemini IP, LLC patent infringement case, and when you expect to receive it.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 36

General

6.   Ensure that you have described any known trends or uncertainties that have had, or that you reasonably expect will have, a material favorable or unfavorable impact on net sales or income from operations. As examples, we note: (1) that a slowdown in your North American branded business affected your net sales in 2007, and that you experienced declines in your North American OEM business in the second quarter of 2008; (2) the increases in sales and marketing expenses; (3) ongoing pricing pressures; and (4) the expansion of your international sales efforts.

Results of Operations, pages 37, 38, 41 and 42

7.   Refer to your tabular presentations of Divisional net sales, LANDesk Division net revenue and Divisional gross profit on pages 37, 38, 41 and 42.

- With regard to the Divisional net sales and LANDesk Division net sales revenue, tell us what consideration was given to cross-referencing these measures to your SFAS 131-required disclosures on page 80. Refer to Answer 19 of *Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.*

- With regard to your presentation of divisional gross profit, please tell us how the presentations of these amounts meet the requirements of Item 10(e) of Regulation S-K. We have similar concerns with comparable presentations in your quarterly filings on Form 10-Q.

Liquidity and Capital Resources, page 44

8.   Ensure that you have described all of the material terms of your credit facility. We note that your borrowings are guaranteed and that you must satisfy certain financial tests in order to borrow under the facility. Describe the financial tests and state whether you are in compliance as of the most recent fiscal period.

9. Confirm that you do not have any off-balance sheet arrangements as defined under Item 303(a)(4)(ii) of Regulation S-K. Tell us your consideration of disclosing that you do not have any such obligations or transactions as defined by this Item, if true. We note that your Forms 10-Q include references to an off-balance sheet arrangements section in the 2007 Form 10-K, however, no such section exists in this document.

Non-GAAP Operational Measures, pages 46 – 49

10. Refer to your tabular reconciliations of GAAP and non-GAAP financial measures on page 47 and provide us with a summary of the nature and amount of each component of each Purchase Accounting Adjustment. Tell us what consideration was given to separately identifying these amounts in your reconciliation.

Audited Financial Statements

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, pages 63 and 64

11. We note that you generally determine the fair value of maintenance and subscriptions through the renewal rate specified in a customer's arrangement. Tell us what percentage of your customers actually renew at the rates stated in their agreements and tell us how you considered paragraph 57 of SOP 97-2 in determining that such rates were substantive. Further, please tell us what your normal pricing practices are and tell us how you account for contracts that have stated renewal rates either above or below this "normal" range. We further note your discussion on page 22, of increased discounting for larger sales opportunities, lower than average maintenance fees and reduced annual maintenance percentages for entering into long-term maintenance agreements. Please explain whether, and how, each of these items impacts your ability to establish VSOE for maintenance. Tell us the length of the long-term maintenance and how long they have been offered to your customers.

Note 14 – Equity Compensation and Stock Purchase Plans, page 79

12. We note your disclosure that you have used "third-party analysis to assist in developing some of the assumptions used in [y]our Black-Scholes Model." Please describe the nature and extend of the specialist involvement in your determination of the assumptions used in your models.

Forms 10-Q for the Quarters Ended March 28, 2008 and June 27, 2008

Restructuring and retirement expenses

13.   We note that during the first two quarters of fiscal 2008 you have undertaken
        certain restructuring activities and that your former CEO has retired. We further
        note that you have combined these items into a single line item on your statements
        of income and in your narrative disclosures, suggesting that these events may be
        related. Please clarify whether the retirement of your former CEO was part of
        your restructuring plan. Further, demonstrate how your accounting for the
        restructuring charge complies with the requirements of SFAS 146 and how your
        disclosures meet the requirements of paragraph 20 of that standard.

Definitive Proxy Statement on Schedule 14A

Compensation of Executive Officers and Related Information

Compensation Discussion and Analysis

The Elements of our Executive Compensation Program

General

14.   We note that incentive bonuses and long term incentive compensation for 2007
        and 2008 are contingent on meeting certain targets. As these targets appear to be
        material to your compensation policy, they should be disclosed pursuant to Item
        402(b)(2)(v) of Regulation S-K. If you have omitted the targets in reliance on
        Instruction 4 to Item 402(b) of Regulation S-K, we presume that you have a
        detailed analysis supporting your conclusion that disclosure of the performance
        targets would cause you competitive harm. Assuming that you have a sufficient
        basis to keep the information confidential, future filings requiring executive
        compensation disclosure should more fully explain how "difficult to achieve"
        these goals are. For guidance, please refer to Question 118.04 of Division of
        Corporation Finance's compliance and disclosure interpretations of Regulation S-
        K.

15.   Ensure that in future filings you comply with Instruction 5 to Item 402(b) of
        Regulation S-K. When you use non-GAAP financial measures, you must disclose
        how that measure is calculated from your audited financial statements. You do
        not provide this information in regard to your operational revenue for the 2007
        incentive bonus. In addition, in regard to calculating your operational earnings
        per share, elements of your definition, such as "executive bonuses net of taxes,"
        cannot be calculated from your audited financial statements. Similarly, for the

2008 program, in calculating operational revenue, it does not appear that "amortization of deferred revenue haircuts arising from acquisitions" can be calculated from your audited financial statements.

Annual Base Salary, page 14

16.   We note your statement that the Compensation Committee's goal is to position executive officer base salaries and to target total cash compensation of executive officers at the fiftieth percentile of the peer group companies. In future filings identify the companies that make up the peer group and the components of compensation you used in that comparison.

Employment Contracts and Severance Agreements, page 22

17.   In future filings describe and explain how you determined the appropriate payment and benefit levels under the various circumstances that trigger payment or provision of benefits upon termination. See Item 402(b)(1)(v) and 402(j)(3) of Regulation S-K.

Summary Compensation for 2007

Summary Compensation Table, page 24

18.   We note your disclosure in footnote 1 to this table that the Committee awarded Mr. Perry a discretionary bonus in 2006. In future filings please discuss the Committee's ability to award discretionary bonuses, and the situations in which they might exercise that ability.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Donna Levy, Staff Attorney, at (202) 551-3292 or Barbara C. Jacobs, Assistant Director at (202) 551-3735. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief